                                                                     Exhibit 1.1

    KONGZHONG CORPORATION REITERATES SECOND QUARTER 2006 GUIDANCE AND REVISES
     FISCAL YEAR 2006 REVENUE PROJECTION BASED ON NEW CHINA MOBILE MEASURES

     Beijing, China, July 7, 2006 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services (WVAS) and an operator of one of the leading wireless internet portals in China, today, reiterated its second quarter 2006 guidance and revised downward its fiscal year 2006 revenue projection.

     Based on information available on July 7, 2006, KongZhong Corporation ("KongZhong" or the "Company") reiterated its revenue and US GAAP earnings per ADS guidance for the second quarter of 2006 that was previously provided on May 18, 2006. The Company projected its revenue to be between $29.5 and $30.5 million and US GAAP earnings per diluted ADS to be between $0.21 and $0.22 for the second quarter of 2006.

On July 6, 2006, China Mobile Communication Corporation ("China Mobile") announced a series of measures with respect to all wireless value added services
(WVAS) on its network. The measures are in response to the directive of the Ministry of Information Industry or MII. Those measures which KongZhong expects to have significant impact on its results of operations and financial condition are summarized as follows:

o Beginning July 10, 2006, for any new subscriptions to WVAS including short messaging services (SMS), multimedia messaging services (MMS), and wireless application protocol (WAP), China Mobile will send out two reminder notices to the customers prior to charging subscription fees in the customers' monthly mobile phone bills. In addition, customers will get a free trial period of 11 to 41 days depending on the day of the month that the subscription is first ordered. Currently, China Mobile sends one reminder notice immediately after a subscription is ordered and requires a free trial period of three to eleven days.

o China Mobile will also begin to cancel existing WAP subscriptions that have not been active for more than four months.

o China Mobile and its provincial subsidiaries plan to gradually send SMS to all existing WVAS subscribers over the course of August and September 2006 to remind them about their subscriptions and fees being charged.

Furthermore, some provincial subsidiaries of China Mobile including Guangdong Mobile, one of China Mobile's largest provincial subsidiaries, will not begin to charge new subscription fees to customers' phone bills unless these customers reply to the reminder notices to confirm their subscriptions. Other provincial subsidiaries are expected to announce additional measures of their own. In addition, other Chinese telecommunications operators may also announce measures or changes in policy.

Based on the announced new measures and absent any additional measures or changes in policies and regulations of the telecommunication operators and the Ministry of Information Industry in China,

KongZhong revised down its revenue projection for fiscal year 2006 to the range of $85 to $105 million. On May 18, 2006, the Company projected its fiscal year 2006 revenue to be between $110 and $115 million.


ABOUT KONGZHONG:
KongZhong Corporation is a leading provider of wireless value added services and also operates one of the leading wireless internet portals in China. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.


SAFE HARBOR STATEMENT
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding the measures announced by China Mobile and its provincial subsidiaries and the impact of such measures on our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the adoption of additional measures by China Mobile and other telecommunication operators in China, continued competitive pressure in China's wireless value added services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.



Investor Contact:
Mr. JP Gan
Chief Financial Officer
Tel.:    +86 10 8857 6000
E-mail:  ir@kongzhong.com


Media Contact:
Xiaohu Wang
Manager
Tel:     +86 10 8857 6000
E-mail:  xiaohu@kongzhong.com

5